UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities
Exchange Act of 1934

Date of Report: December 20, 2023

Commission File Number: 0-28542

ICTS INTERNATIONAL N.V.
(Translation of registrant’s name into English)

Walaardt Sacréstraat, 425-5,
1117 BM Schiphol Oost,
The Netherlands
(Address of principal executive office)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Item 5.07 Submission of matters to a vote of Security Holders.

On December 20, 2023, the Registrant held its Annual General Meeting of Shareholders. Approximately 80.15 % of shareholder’s attended the meeting in person or by proxy. All matters presented were approved by the required majorities.

The matters presented and votes cast were as follows:

1.	Approval of the ratification of share issuances in 2018 & 2019. 29,979,367 shares voted in favor and 22,801 shares voted against.

2.	Approval of the ratification of a price adjustment relating to exercise of option rights in 2019. 29,978,762 shares voted in favor and 23,406 shares voted against.

3.	Delegation to the Supervisory Board to issue shares, grant rights and restrict pre-emptive rights. 29,977,312 shares voted in favor and 24,856 shares voted against.

4.	Approval of the English Language for the annual accounts. 30,002,168 shares voted in favor and no shares voted against.

5.	Adoption of the annual accounts for the year 2022. 30,002,168 shares voted in favor and no shares voted against.

6.	Authorization of the Management Board to repurchase shares. 29,994,767 shares voted in favor and 7,401 shares voted against.

7.	Authorization of the Management Board to repurchase shares issued in 2019. 30,001,968 shares voted in favor and 200 shares voted against.

8.	Election of Alon Raich as sole Managing Director. 30,002,168 shares voted in favor and no shares voted against.

9.
Election of 8 Supervisory Board members, namely Menachem J. Atzmon, Ron Atzmon, Gil Atzmon, Philip M. Getter, David W. Sass, Gail F. Lieberman, Gordon Hausmann and Ilan Nir. 29,994,767 shares voted in favor and 7,401 shares voted against.

10.	Appointment of independent auditors. 30,002,168 shares voted in favor and no shares voted against.

11.	Discharge of Management and Supervisory Boards. 29,989,213 shares voted in favor, 200 shares voted against and 12,755 abstained.

12.	Adoption of minutes. 30,002,168 shares voted in favor and no shares voted against.

These resolutions allow the Registrant to resolve the matters as raised in the investigation following the previously reported proceeding commenced by a shareholder against the Registrant before the Enterprise Chamber of the Amsterdam Court of Appeal in the Netherlands. The investigator recently filed his report with the Enterprise Chamber, which the court has held as confidential. The report is being evaluated by the Registrant.

Following the appointment of the investigator, the Company has completed an internal examination on the relevant subjects and provided the relevant findings to the investigator. The investigator has concluded that (i) certain aspects of the Registrant’s corporate governance and (ii) certain procedural aspects of the decision-making according to Dutch law on (a) the issuance of shares to directors and certain employees at USD 0.40 in May 2019 (the May 2019 Issuance) and (b) the adjustment of the conversion price under a convertible shareholder loan to USD 0.40 in May 2019 (the May 2019 Adjustment of the Issue Price) were flawed. The Company committed to undo the May 2019 Issuance and to increase the conversion price under the convertible shareholder loan. The investigator also suggested several alternatives to correct these flaws and as a result, the Registrants has agreed to the following based on discussions with the Investigator and his recommendations:

1.	to bring more balance to the supervisory board by adding a new independent supervisory board member who is particularly attentive to the interests of minority shareholders and mindful of Dutch law;

2.	to undo the May 2019 Issuance due to the flaws in procedural aspects of the decision-making; and

3.	to undo the May 2019 Adjustment of the Issue Price due to the flaws in in procedural aspects of the decision-making.

In line with these recommendations the Registrant:

a.	ratified the resolutions on the May 2019 Issuance and the May 2019 Adjustment of the Issue Price, which have now been approved by the shareholders;

b.	will repurchase the shares issued under the May 2019 Issuance as soon as the financials of the Registrant allow for it for the same price they were issued and by that the issuance will be undone;

c.	has reverted the May 2019 Adjustment of the Issue Price;

d.	has strengthened the supervisory board by appointing Ilan Nir, who has knowledge of Dutch law; and

e.	has been and will continue to further strengthen its corporate governance through the amendment of its constitutional documents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICTS INTERNATIONAL N.V.

/S/ Alon Raich
Alon Raich, Managing Director & Chief Financial Officer

Dated December 21, 2023